[redacted]

13013520

UNITED STATES
URITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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1Q 3/7

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
MAR 01 2013
Washington DC
405

SEC FILE NUMBER
8-68336

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/12 (MM/DD/YY) AND ENDING 12/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **VALCOUR SECURITIES LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

177 Broad Street, Suite 1000
(No. and Street)

Stamford, CT 06901
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joseph Schlim (203) 567-6400
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WILLIAM BATDORF & COMPANY, P.C.
(Name- *if individual, state last, first, middle name*)

1750 K STREET, NW, SUITE 375, WASHINGTON, DC 20006
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)2.

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 3/9/13

OATH OR AFFIRMATION

I, Joseph Schlim, swear (or affirm) that, to the best of my knowledge and belief that the accompanying financial statements and supporting schedules pertaining to the firm of Valcour Securities LLC, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of customer, except as follows:

Signature

Treasurer/FINOP

Title

Notary Public

LINDA D. PALMER
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR 31, 2014

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VALCOUR SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2012

VALCOUR SECURITIES LLC
FINANCIAL STATEMENTS AND INDEPENDENT AUDITORS' REPORT
DECEMBER 31, 2012

CONTENTS

WILLIAM BATDORF & COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS
1750 K STREET, N.W., SUITE 375
WASHINGTON, DC 20006
TELEPHONE: (202) 331-1040

INDEPENDENT AUDITORS' REPORT

Mr. Joseph Schlim
Valcour Securities LLC
Stamford, CT 06901

Report on the Financial Statements
We have audited the accompanying statement of financial condition of Valcour Securities LLC (the Company) as of December 31, 2012, that is filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Valcour Securities LLC as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

William Batdorf & Company, P.C.

Washington, DC
February 22, 2013

VALCOUR SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2012

ASSETS

Cash and Cash Equivalents	$	21,824
Other Assets		846
Total Assets	$	22,670

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES	$	-
MEMBER'S CAPITAL		
Member's Equity		22,670
Total Liabilities and Member's Capital	$	22,670

NOTE 1 - ORGANIZATION

Valcour Securities LLC the Company has been organized in the state of Delaware since March 16, 2011, and registered as broker-dealer in securities with the Securities and Exchange Commission SEC and the Financial Industry Regulatory Authority FINRA since November 2010. The Company was approved to act as placement agent for non-registered securities.

Valcour Securities LLC was originally named Oenoke Capital LLC when it was formed in the State of Connecticut on January 13, 2009. Oenoke Capital LLC changed its name to Marinus Securities LLC on March 24, 2009, and changed its name to Valcour Securities LLC on March 16, 2011.

Valcour Capital Holdings LLC (the Parent) has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements The Parent is a holding company whose primary business is to be the sole member of the two main operating subsidiaries Valcour Capital Management LLC and Valcour Securities LLC and to invest proprietarily in various products that may or may not be discretionarily managed by one of its subsidiaries

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash
The Company maintains cash deposit at major financial institution. It is the Company's policy to monitor the credit standing of the financial institution in which it conducts business.

Income Taxes
The Company is recognized as single member Limited Liability Company an LLC by the Internal Revenue Service. As single member LLC the Company is a disregarded entity for income tax purposes. The Company's income or loss is reportable by the member on its own tax returns.

In accordance with accounting guidance there are financial accounting and disclosure requirements for recognition and measurement of tax positions, including interest and penalties, taken or expected to be taken on an income tax return. Currently, all tax years remain open. The Company has reviewed the tax positions and has determined that the Company has no tax positions that require measurement or require additional disclosure.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

Income Taxes (Continued)
ASC 740 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. ASC 740 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as tax benefit or expense in the current year.

Estimates and Indemnifications
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (US GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period Accordingly actual results could differ from those estimates.

In the normal course of business the Company enters into contracts that contain variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote

NOTE 3 - RULE 15c3-3

The Company is exempt from the provisions of Rule l5c3-3 under paragraph (k)(2)(i) in that the Company carries no customer accounts, promptly transmits all customer funds, delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Net Capital Rule 15c3-l, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2012, the Company had net capital of $21,824, which exceeded the minimum requirement of $5,000 by $16,824. The Company's ratio of aggregate indebtedness to net capital ratio was 0 at December 31, 2012.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company has an expense sharing arrangement ("Management Services Agreement") with the Parent whereby the Company reimburses the Parent for certain expenses including rent and office utilities. During the year the Company reimbursed the Parent $8,400 under this agreement.

NOTE 6 - SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through the date the financial statements were available to be issued. There was a subsequent cash capital contribution of $21,000 by the Parent on February 22, 2013. Other than this transaction, the Company has determined that there are no material events that would require disclosure in the financial statements.